Incorporation of Shinhan Khmer Bank Limited into Shinhan Financial Group

On August 30, 2007 Shinhan Khmer Bank Limited, a wholly-owned overseas subsidiary of Shinhan Bank, joined Shinhan Financial Group (“the Group”) as an indirect subsidiary. Shinhan Khmer Bank Limited was incorporated in Cambodia with paid in capital of USD 13 million. Following the incorporation of Shinhan Khmer Bank Limited into the Group, Shinhan Financial Group now owns a total of 27 both direct and indirect subsidiaries.